UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2006

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated August 8th, 2006.

99.2

Form 51-102F3 - Material Change Report dated August 8th, 2006

99.3

Summary Report on the LMS Gold Project, Goodpaster District, Alaska, dated July 11, 2006, prepared by Paul Klippel, Ph.D., CPG #1082, Consulting Economic Geologist

99.4

Summary Report on the Terra Gold Project, Hartman District, Alaska, dated July 5, 2006, prepared by Paul Klippel, Ph.D., CPG #1082, Consulting Economic Geologist

99.5

Summary Report on the Livengood Project, Tolovana District, Alaska, dated June 30, 2006, prepared by Paul Klippel, Ph.D., CPG #1082, Consulting Economic Geologist

99.6

Consent and Certificate of Professional (Qualified Person) dated August 8, 2006 from Paul D. Klipfel, Ph.D., AIPG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Donna M. Moroney

Donna M. Moroney,

Chief Financial Officer

Date     August 8th, 2006